September 29, 2009
Mr. Jim Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 R Street N.E.
Washington, D.C. 20549

Re:	Erie Indemnity Company Form 10-K for the Year Ended December 31, 2008 Filed February 26, 2009 File No. 000-24000
Dear Mr. Rosenberg,
On behalf of Erie Indemnity Company (the “Company”) this letter is being submitted as an addendum to our submission dated September 10, 2009 in response to my telephone conversation with Tabatha Akins on September 25, 2009.
We appreciate your comments and are always looking to improve the financial disclosure that we make as part of our public filings.
Related to comment number 4 part c from the Staff of the Securities and Exchange Commission (the “Staff”) letter dated July 27, 2009, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, we have enhanced our disclosure related to this comment and have provided the revision we intend to include in future filings. For convenience, the comment is reprinted below, followed by the Company’s response.
The adequacy and accuracy of the disclosure in our filings is the responsibility of the Company. We acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) taking any action with respect to the filing. We also acknowledge that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
4c. Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;
Company Response:
We reviewed the prices obtained from the pricing service continuously. In limited circumstances we adjusted the price received from the pricing service when in our judgment a better reflection of fair value was available based on corroborating information and our knowledge and monitoring of market conditions. At December 31, 2008, we adjusted 3 prices received by the pricing service to reflect a lower fair market value based on observable market data such as a disparity in price of comparable securities and/or non-binding broker quotes.

The value of these securities based on prices from the pricing service was $8.4 million. The ultimate value used in our financial statements was $4.2 million.
We respectfully propose enhancing our disclosure in future filings as highlighted in bold in Exhibit A.
If you have any questions, please do not hesitate to contact me.
Sincerely,
/s/ Marcia A. Dall
Erie Indemnity Company
By: Marcia A. Dall
Executive Vice President and Chief Financial Officer

cc:	James Tanous, Erie Indemnity Company , Executive Vice President, Secretary and General Counsel
Lisa Vanjoske, Securities and Exchange Commission, Assistant Chief Accountant
Tabatha Akins, Securities and Exchange Commission, Staff Accountant

Exhibit A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 5. Fair Value
Valuation techniques used to derive the fair value of our available-for—sale and trading securities are based on observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources. Unobservable inputs reflect our own assumptions regarding fair market value for these securities. Although the majority of our prices are obtained from third party sources, we also perform an internal pricing review for securities with low trading volumes in the current market conditions. Financial instruments are categorized based upon the following characteristics or inputs to the valuation techniques:
Level 1	Quoted prices for identical instruments in active markets not subject to adjustments or discounts

Level 2	Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3	Instruments whose significant value drivers are unobservable and reflect management’s estimate of fair value based on assumptions used by market participants in an orderly transaction as of the valuation date.
The following table represents the fair value measurements on a recurring basis for our invested assets by major category and level of input as required by SFAS 157:

	December 31, 2008
	Fair value measurements using:
		Quoted prices in
		active markets for	Significant	Significant
		identical assets	observable inputs	unobservable inputs
(dollars in thousands)	Total	Level 1	Level 2	Level 3

Available-for-sale securities:
Fixed maturities	$563,429	$6,272	$542,940	$14,217
Preferred stock	55,281	32,969	10,494	11,818
Trading securities:
Common stock	33,338	33,316	0	22

Total	$652,048	$72,557	$553,434	$26,057

Estimates of fair values for our investment portfolio are obtained primarily from a nationally recognized pricing service. Our Level 1 category includes those securities valued using an exchange traded price provided by the pricing service. The methodologies used by the pricing service that support a Level 2 classification of a financial instrument include multiple verifiable, observable inputs including benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. Pricing service valuations for Level 3 securities are based on proprietary models and are used when observable inputs are not available in illiquid markets. In limited circumstances we adjust the price received from the pricing service when in our judgment a better reflection of fair value is available based on corroborating information and our knowledge and monitoring of market conditions. At December 31, 2008, we adjusted 3 prices received by the pricing service to reflect a lower fair market value based on observable market data such as a disparity in price of comparable securities and/or non-binding broker quotes. The value of these securities based on prices from the pricing service was $8.4 million. The ultimate value used in our financial statements was $4.2 million. We perform continuous reviews of the prices obtained from the pricing service. This includes evaluating the methodology and inputs used by the pricing service to ensure we determine the proper level classification of the financial instrument in accordance with the requirements set forth in SFAS 157. Price variances, including large periodic changes, are investigated and corroborated by market data. We have reviewed the pricing methodologies of our pricing service and believe that their prices adequately consider market activity in determining fair value.
In cases in which a price from the pricing service is not available, values are determined by obtaining non-binding broker quotes and/or market comparables. When available, we obtain multiple quotes for the same security. The ultimate value for these securities is determined based on our best estimate of fair value using corroborating market information. Our evaluation includes the consideration of benchmark yields, reported trades, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data.
For certain structured securities in an illiquid market, there may be no prices available from a pricing service and no comparable market quotes available. In these situations, we value the security using an internally-developed risk-adjusted discounted cash flow model.

The following table sets forth the fair value of our fixed maturity and preferred stock securities by pricing source as of December 31, 2008:

	December 31, 2008
(in thousands)	Total	Level 1	Level 2	Level 3
Fixed maturity securities:
Priced via pricing services(1)	$548,034	$6,272	$539,097	$2,665
Priced via non-binding broker quote/market comparables (2)	12,786	0	3,843	8,943
Priced via internal modeling (3)	2,609	0	0	2,609

Total fixed maturity securities	$563,429	$6,272	$542,940	$14,217
Preferred stock securities:
Priced via pricing services (1)	42,008	32,969	8,256	783
Priced via non-binding broker quote/market comparables (2)	13,273	0	2,238	11,035
Priced via internal modeling (3)	0	0	0	0

Total preferred stock securities	$55,281	$32,969	$10,494	$11,818

Total available-for-sale securities	$618,710	$39,241	$553,434	$26,035

(1)	Pricing service valuations for Level 3 securities are based on proprietary models and used when observable inputs are not available in illiquid markets.

(2)	All broker quotes obtained for Level 3 securities were non-binding.

(3)	Internal modeling using a discounted cash flow model was performed on 2 fixed maturities representing less than 1.0% of the total portfolio.